JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
[illegible] Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

07024355

31st May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Voting Rights and Capital</u>

I enclose for your attention a notification dated 31st May 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

dlw 6/12

[Cng/movement/voting/2k70531/mc/p.3]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Total Voting Rights
Released	10:25 31-May-07
Number	5070X

JARDINE MATHESON HOLDINGS LIMITED (THE "COMPANY")
TOTAL VOTING RIGHTS

In compliance with the Disclosure and Transparency Rule 5.6.1R we would like to notify the market of the following:-

As at 31st May 2007 the Company's issued share capital consists of 620,129,522 ordinary shares with voting rights of one vote per share. The Company does not hold any treasury shares.

The above figure of 620,129,522 ordinary shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

31st May 2007

www.jardines.com

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